ASX RELEASE

3 June 2013

Cleansing Notice

We  refer  to  the  Share  Purchase  Plan  of  Novogen  Limited  (Novogen)  (ASX:  NRT)  dated  17

April  2013.  The  Company  hereby  provides  notice  to  the  ASX  for  the  purposes  of  section

708A(5)(e)  of  the  Corporations  Act  2001  (Cth)  (Corporations  Act)  that  it  issued  4,645,207 ordinary shares at an issue price of $0.17 per share on 28 May 2013.

For  the  purposes  of  section  708A(5)(e)(i)  of  the  Corporations  Act  2001,  Novogen  gives notice that:

1.

the  securities  were  issued  without  disclosure  to  investors  under  Part  6D.2  of  the

Corporations Act;

2.

as at the date of this notice, Novogen has complied with:

(a)

the   provisions   of   Chapter   2M   of   the   Corporations   Act   as   they   apply   to

Novogen; and

(b)

section 674 of the Corporations Act; and

3.

as  at  the  date  of  this  notice,  there is  no  information  that  is  “excluded  information”  (as

defined   in   subsections   708A(7)   and   708A(8)   of   the   Corporations   Act)   which   is

required to be disclosed by Novogen.

Yours faithfully

Andrew Bursill

Company Secretary

Novogen Ltd

1